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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  12 March 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	12 March 2003
Number	09/03

BHP Billiton Approves Funding for Phase 1 Development of the Greater Angostura Oil and Gas Field

BHP Billiton today announced that it has committed up to US$327 million for the first development phase of the Greater Angostura oil and gas field. Greater Angostura is located in shallow waters (40 meters) in Block 2(c), approximately 40 kilometers off the northeast coast of Trinidad. Gross mid-case volumes are 450-million barrels of oil equivalent, which comprises 160 million barrels of oil (mmbo) and 1.75 trillion cubic feet (TCF) of natural gas (BHP Billiton share 72 mmbo and 0.79 TCF).

Phase 1 covers the engineering, construction, and installation of production and transportation facilities required to recover the oil reserves of the field. The development consists of three satellite wellhead protector platforms (WPPs) that will be connected via flowlines to a steel jacket central production platform (CPP). The commercialisation of the gas resource is expected to occur as the second phase, three to nine years following first oil, and will utilise Phase 1 infrastructure with secondary enhancements. The timing of the commencement of gas sales will largely depend on reservoir performance and oil recovery considerations.

Regulatory approvals from the Government of Trinidad and Tobago have been received. The joint venture will be pursuing an aggressive schedule to achieve first oil by the end of calendar year 2004, and the Greater Angostura Field has an estimated production life for both oil and gas between 19 to 24 years.

"With our sanction of the Angostura project, Trinidad and Tobago will become a core development area for BHP Billiton," said Philip Aiken, President and CEO of BHP Billiton Petroleum. "Once production begins, Angostura will be one of the company's largest operated assets. This represents a significant milestone in our Petroleum strategy to build shareholder value by achieving material growth through oil and gas exploration and production. We see further potential in this offshore area and our exploration campaign will continue with further test drilling this year in both Block 2(c) and the adjacent Block 3(a)."

Background

The CPP will have a nameplate production capacity for 100,000 barrels of oil per day. Initially, produced gas will be re-injected to the reservoir to maintain pressures and enhance oil recovery. Oil will be delivered via an 18-inch pipeline to storage and marine loading facilities onshore for export to market.

BHP Billiton is the operator of Block 2(c) and holds a 45 percent working interest in the Greater Angostura field. Other partners include TotalFinaElf with a 30 percent interest and Talisman Energy with a 25 percent interest.

BHP Billiton's interest in offshore Trinidad began in 1996 and a gas accumulation was discovered in 1999 with Angostura-1. The oil discovery was made with the Kairi-1 well in 2001, and there have been a total of seven exploration/appraisal wells drilled on Block 2(c).

BHP Billiton has further acreage interest in the area - in 2001 it was awarded a 30% interest and operatorship in the adjacent Block 3(a) together with BG and Talisman, 30% each, and Total Fina Elf, 10%. Exploration drilling is planned for later this calendar year.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 12 March 2003